SHEP TECHNOLOGIES INC	Suite 504, 595 Howe Street Vancouver, B.C. Canada, V6C 2T5 Tel: (604) 689-1515 Fax: (604)687-8678 www.shepinc.com

FOR IMMEDIATE RELEASE

SHEP TECHNOLOGIES INC. ANNOUNCES PHASE II COMPLETION OF ITS
HYDRAULIC-ASSISTED POWERTRAIN PROTOTYPE

DECEMBER 2, 2003 - SHEP TECHNOLOGIES INC. (OTCBB: STLOF, BER: IH3) ("STI" or the "Company") is pleased to announce that Pi Technology ("Pi") reports that Phase II of the Company's third generation hydraulic-assisted prototype vehicle development has been successfully completed on time and on budget. This work represents approximately 35% of the entire program, which is slated for completion in July of 2004.

The extensive milestone 2 report provided by Pi documents another significant step toward our immediate goal - a final prototype leading to SHEP System commercialization. Highlights of the Phase II summary include:

  Completion of the project's safety case report - this identifies the necessary preventative or mitigating actions to be taken by the design team and/or operator of the SHEP System;

  Definition of the "Hardware-in-the-Loop" simulation system - this is based on the Pi's AutoSim technology which enables the control systems team to precisely simulate various operating conditions;

  Lightweight mechanical specification - this collaboration between the Pi team and STI engineers is key to weight reduction; and

  Braking Proposal - Pi has reviewed the various braking alternatives and has recommended an internal Pi/West Surrey Racing solution. The solution will integrate proprietary Pi automotive components and technology with STI's own vehicle control software.

Robert Brown, Chief Technology Officer of STI, commented, "We are now in regular communication with prospective customer groups, manufacturers and users to discuss their interest in the SHEP System. We are pleased that many of the discussions are progressing well, and the scheduled completion of our third generation prototype will allow those interested parties and independent evaluators to test drive and assess the SHEP System in a sophisticated and refined X-Type Jaguar." STI has commenced initial discussions with a number of transportation industry organizations. This currently includes three major OEMs, a Tier One supplier and a large public transportation operator.

Keith Palmer, Pi's Program Manager, stated, "This project is a collaborative effort bringing together expertise in many disciplines. A capable team has been assembled by the program's partners and this co-operation will ensure the goals of the project are achieved on a timely basis."

Significantly for the Company, a key presentation by the Society of Automotive Engineers (SAE) International on November 3, 2003 entitled "Executive Management Briefing: Hybrids in the U.S. - Market Potential & New Technology" concluded that hydraulic hybrids, rather than electric hybrids, offer the most potential for efficient engine operation and unique, cost-effective engines for near-future powertrains. This recognition lends key support to STI's technology development and commercialization potential.

About Pi Technology

Based in Cambridge, UK and formed in 1991, Pi Technology specializes in the design and development of advanced electronics and software for the volume automotive and related markets. Pi Technology is now a leading automotive software and engine control system specialist, working with the world's leading carmakers and suppliers and employing more than 140 engineers in its UK and US offices. Pi Technology and its sister company Pi Research, a world leader in electronic systems for motorsport, comprise the Pi Group, which is owned by Ford Motor Company.

About West Surrey Racing Limited

West Surrey Racing Limited is a leading British rapid prototyping and engineering consultancy based in the UK near London. The engineering and design services of WSR accommodate the requirements of clients in both motorsport and mainstream automotive industries, with a facility that houses the Motorsport and Research & Development Divisions, with state-of-the-art CAD systems and engineering facilities, under one roof. WSR provides solutions from concept through to production, with specialist skills in product packaging, weight reduction and low volume prototype build.

About SHEP Technologies Inc.

SHEP Technologies Inc. and its subsidiaries design, develop and market proprietary energy technology for application in the global transport sector. The SHEP System, using electronics and proprietary hydraulic pump motors, captures the generated kinetic energy that is otherwise lost when brakes are applied in a variety of transport applications, and utilizes the recovered energy for acceleration during the inefficient low-speed acceleration phase. Under a controlled environment and testing by the US Environmental Protection Agency of a Ford Motor Company vehicle incorporating STI components in 2000, a passenger vehicle demonstrated significant fuel savings under both urban and commercial drive cycles. These tests also indicated meaningful reductions in brake wear and emissions as well as enhanced acceleration.

The SHEP System and its components are intended to be equally applicable to commercial and passenger vehicles of all sizes and variety, including subways and elevators. The Company anticipates licensing its "Stored Hydraulic Energy Propulsion" (the "SHEP System") to industrial manufacturers, niche transport manufacturers, automotive manufacturers and Tier 1 suppliers to the automotive industry, which are embracing regenerative braking and hydraulic propulsion technologies.

ON BEHALF OF THE BOARD OF DIRECTORS

Malcolm P. Burke

Malcolm P. Burke, President and Chief Executive Officer

Statements about the Company's future expectations, including future revenues, earnings, product development, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

For further information, we invite you to visit our website at www.shepinc.com, email investor@shepinc.com or contact Mike Marrandino, Investor Relations and Corporate Communications, at 1-877-689-1515 or 604-689-1515.